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SEC FILE NUMBER
8-70682

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TCBI SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 MCKINNEY AVENUE, SUITE 700
(No. and Street)

DALLAS	TEXAS	75201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOEL COLPITTS	214-210-3077	JOEL.COLPITTS@TEXASCAPITAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP
(Name – if individual, state last, first, and middle name)

2323 VICTORY AVENUE, SUITE 2000	DALLAS	TX	75219
(Address)	(City)	(State)	(Zip Code)

OCTOBER 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JOEL COLPITTS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TCBI SECURITIES, INC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CINDY ANGEL
Notary Public, State of Texas
Comm. Expires 01-26-2025
Notary ID 12019068

Signature: [signature]

Title: Executive Director, Financial and Operations Principal

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL STATEMENT AND
SUPPLEMENTAL INFORMATION
TCBI Securities, Inc.
As of the Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

TCBI Securities, Inc.
Financial Statement and Supplemental Information
As of the Year Ended December 31, 2023

Contents



Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of TCBI Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TCBI Securities, Inc. (the "Company") as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2022.

February 29, 2024

TCBI Securities, Inc.

Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	3,474,628
Trading assets		17,182,930
Receivables from broker-dealer		63,039,891
Prepaid expenses and other assets		1,749,591
Total assets	$	85,447,040

Liabilities and stockholder's equity

Liabilities:

Accrued operating expenses	$	282,360
Trading liabilities		16,629,434
Deferred revenue		200,000
Payable to affiliates		98,576
Total liabilities		17,210,370

Stockholder's equity:

Common stock, $1 par value - 1,000 shares authorized and issued		1,000
Additional paid-in capital		61,216,918
Retained earnings		7,018,752
Total stockholder's equity		68,236,670
Total liabilities and stockholder's equity	$	85,447,040

See accompanying notes to the financial statements.

TCBI Securities, Inc.

Notes to Financial Statements
As of and for the Year Ended December 31, 2023

1. Organization and Description of Business

TCBI Securities, Inc. ("TCBIS" or the "Company"), a wholly owned subsidiary of Texas Capital Bank (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). TCBIS commenced operations on December 21, 2021 and is permitted to transact business as a broker-dealer in all 50 states, subject to certain state securities regulations. TCBIS' ultimate parent, Texas Capital Bancshares, Inc. ("TCBI"), is a financial holding company, authorized to conduct the full range of activities permitted under Section 4(k) of the U.S. Bank Holding Company Act.

TCBIS is a full-service securities firm and engages in investment banking, trading and underwriting, and institutional securities sales. As a bank-affiliated broker-dealer, TCBIS is required to disclose to clients and potential clients its relationship with its Parent and that investments (1) are not insured by the Federal Deposit Insurance Corporation, (2) are not deposits or other obligations of and are not guaranteed by any bank or bank affiliate, and (3) are subject to risks, including possible loss of principal invested.

TCBIS' securities transactions are executed and customer accounts are carried and cleared on a fully disclosed basis with Pershing, LLC ("Pershing"), a clearing broker-dealer and a wholly owned subsidiary of Bank of New York Mellon. Pershing is a member of FINRA, the New York Stock Exchange, and SIPC. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule and discloses in its exemption report certain activities contemplated by Footnote 74 of the SEC Release No. 34-70073.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The fair value of financial instruments are particularly susceptible to significant change.

Cash and Cash Equivalents
Cash and cash equivalents include amount due from banks and highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The Company recognizes contractual interest on cash and cash equivalents on an accrual basis. At December 31, 2023, $3,474,628 in cash is held at Texas Capital Bank.

Receivables from Broker-Dealer
Receivables from broker-dealer represent amounts due for brokerage services and funds on deposit for trading. Also included in receivables from broker-dealer is a $6,000,000 deposit with Pershing for the purpose of maintaining a fully disclosed clearing arrangement. At December 31, 2023, no reserve was recorded against receivables from broker-dealer.

Derivative Financial Instruments
All contracts that satisfy the definition of a derivative are recorded at fair value in trading assets and trading liabilities on the statement of financial condition, and the related cash flows are recorded in the operating activities section of the statement of cash flows. The Company records the derivatives on a net basis when a right of offset exists with a single counterparty that is subject to a legally enforceable master netting agreement.

The Company offers forward contract derivative instruments, such as to-be-announced U.S. agency residential mortgage-back securities, to its mortgage banking customers to allow the customers to mitigate exposure to market risks associated with the purchase or origination of mortgage loans. To mitigate the Company's exposure to these forward contracts, the Company will enter offsetting forward contracts, most typically with a financial institution.

Credit Risk

Credit risk arises from potential non-performance by counterparties. The Company has established policies and procedures to manage the exposure to credit risk. The Company maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control counterparty risk. The Company account opening and counterparty approval process includes verification of key customer identification, anti-money laundering, verification checks and credit review of financial and operational data.

Income Taxes

The Company's ultimate parent, TCBI, and its subsidiaries, including the Company, file a consolidated federal income tax return. The method of allocating federal income tax expense is determined under a tax sharing arrangement between the Company, the Parent, and TCBI. The arrangement specifies that the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Under this method, the Company pays the applicable tax to or receives the appropriate refund from TCBI, typically on a quarterly basis. Payments to tax authorities are made by TCBI.

The Company utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax law or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation allowance is provided against deferred tax assets unless it is more likely than not that such deferred tax assets will be realized.

3. Net Capital Requirements

TCBIS is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-l"), which requires the maintenance of a minimum net capital, as therein defined, and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker-dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1 (or 1500%).

At December 31, 2023, TCBIS' net capital position was as follows:

Net capital, as defined	$	63,406,090
Net capital required		1,147,359
Excess capital	$	62,258,731
Net capital ratio ***		27.14%

***The net capital ratio is calculated as aggregate indebtedness of $17,210,370, as defined, divided by net capital, as defined.

TCBIS does not carry its own customer accounts.

At December 31, 2023, $3,474,628 in cash is held at Texas Capital Bank. Of this, $1,865,529 is considered to be a non-allowable asset for calculation of net capital.

4. Related Party Transactions

The Company engages in transactions with related parties in the ordinary course of business in compliance with applicable regulations.

As of December 31, 2023, TCBIS had a payable to affiliates of $98,576 for intercompany settlement of certain operating expenses and income taxes with the Parent and TCBI.

TCBIS is included in the consolidated income tax return filed by TCBI. Pursuant to a tax sharing arrangement

between TCBIS, the Parent, and TCBI, income taxes are allocated to TCBIS on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from TCBI.

Under the expense sharing agreement between the Parent and TCBIS, the Parent shall provide certain operational and administrative services to TCBIS and in turn, TCBIS will either reimburse the Parent or accept the amount as a non-cash capital contribution for services provided.

TCBIS has an unsecured revolving line of credit with TCBI, as discussed in Note 7. There were no borrowings for the year ended December 31, 2023.

5. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. The standard describes three levels of inputs that may be used to measure fair value as provided below.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair values requires significant management judgment or estimation.

Also required are disclosures of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practical to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The disclosure of fair value information about financial instruments does not and is not intended to represent the fair value of the Company.

The estimated fair value of cash and cash equivalents approximates carrying value and are characterized as Level 1 assets in the fair value hierarchy.

The estimated fair value of derivative assets and liabilities is obtained from independent pricing services based on quoted market prices for similar derivative contracts and these financial instruments are characterized as Level 2 assets and liabilities in the fair value hierarchy.

6. Derivative Financial Instruments

The following table presents, as of December 31, 2023, the notional amounts and estimated fair values of derivative positions.

| | | Estimated Fair Value | |
| | | Asset | Liability |
	Notional	Derivative	Derivative
Forward contracts	$ 8,665,674,550	$ 39,123,116	$ 38,569,620
Netting adjustment		(21,940,186)	(21,940,186)
Net derivatives included on statement of financial condition		17,182,930	16,629,434

7. Funding Arrangements

In addition to its own resources, TCBIS utilizes financing agreements with TCBI and Pershing as funding sources for its trading and investment banking activities.

TCBIS has an unsecured revolving line of credit and debt subordination agreement with TCBI of $150 million. There were no borrowings for the year ended December 31, 2023. Interest is based on the 30-day SOFR + 350 bps or Prime + 25 bps and is paid quarterly. The line matures on December 11, 2025.

In accordance with SEC rules, the Company's trades are executed and cleared in proprietary accounts, which allow Pershing, as the clearing firm, to loan TCBIS funds for the purposes of financing securities purchases or to facilitate funding of investment banking activities, on terms to be negotiated at the time of the borrowing. Such loans are subject to SEC regulations and clearing firm requirements. TCBIS had no outstanding borrowings from Pershing at December 31, 2023. Under the terms of the clearing agreement, the Company has granted a blanket pledge of eligible cash and securities as collateral for these advances. Interest rate is determined in accordance with the terms of the clearing agreement between the Company and Pershing.

8. Commitments and Contingencies

TCBIS is an introducing broker to Pershing for equity and fixed income investment transactions pursuant to a fully disclosed clearing agreement. As such, TCBIS has agreed to indemnify Pershing against potential losses due to a customer's failure to settle a transaction or repay a margin loan. Equity and fixed income transactions are settled within two business days of the trade date. Customer margin loans are due on demand. All unsettled transactions are collateralized by the security being purchased. Customer margin loans are secured, as required by the Board of Governors of the Federal Reserve Regulation T, *Credit by Brokers and Dealers.* At December 31, 2023, the total amount of customer balances subject to indemnification was $0. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The fair value of the guarantee is not significant, and no amount was recorded on TCBIS's Statement of Financial Condition to reflect this contingent liability based on an assessment of probable loss.

In the ordinary course of business, TCBIS is subject to legal actions and complaints. Management believes, based upon the opinion of counsel, that actions and liability or loss, if any, resulting from the final outcomes of any such actions and complaints will not have a material effect on the Company's financial condition, results of operations or cash flows.

In the normal course of business, TCBIS enters into underwriting commitments. There were no open underwriting commitments at December 31, 2023.

9. Income Taxes

At December 31, 2023 no unrecognized tax benefits have been recorded and no corresponding interest or penalties have been accrued. The Company will be subject to U.S. federal tax and various state tax examinations for tax years 2021 and later.

 The below table summarizes significant components of deferred tax assets and liabilities utilizing the federal corporate income tax rate of 21%.   Management believes it is more likely than not that all deferred assets will be realized.

	December 31, 2023
Deferred tax assets:	
Deferred revenue	$ 45,160
Depreciation	22,416
Total deferred tax assets	$ 67,576

10. Subsequent Events

TCBIS has evaluated events from the date of the financial statements on December 31, 2023, through the date the financial statements were issued, and determined no subsequent events occurred which require recognition or disclosure.